SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____ .

Commission file number 1-13740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Borders Group, Inc. Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI  48108

(734) 477-1100
(Registrant’s telephone number, including area code)

Borders Group, Inc. Savings Plan
Index to Audited Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	13
Exhibit Index	14

Borders Group, Inc. Savings Plan
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Borders Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the Borders Group, Inc. Savings Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Detroit, Michigan
July 14, 2011

Borders Group, Inc. Savings Plan
Statement of Net Assets Available for Benefits

	December 31,
	2010	2009

Cash	$100,172	$33,417

Investments at fair value (participant-directed)	105,882,920	109,493,927

Receivables
Accrued investment income	24,811	24,759
Participant contributions receivable	195,186	254,870
Notes receivable from participants	1,778,979	2,096,444
Net assets reflecting investments at fair value	$107,982,068	$111,903,417
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	241
Net assets available for benefits	$107,982,068	$111,903,658

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2010

Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$9,575,322
Dividends and interest	1,947,145

Total investment income	11,522,467

Contributions:
Participants	5,108,205

Total contributions	5,108,205

Other additions	45,774

Total additions	16,676,446

Deductions from net assets attributed to:
Participant withdrawals	20,409,288
Administrative expenses	52,260
Other	136,488

Total deductions	20,598,036

Decrease in net assets	(3,921,590)

Net Assets:
Beginning of year	111,903,658

End of year	$107,982,068

See Notes to Financial Statements.

Borders Group, Inc. Savings Plan

Notes to Financial Statements

1.      Plan Description

The following description of the Borders Group, Inc. Savings Plan (the “Plan”) provides general information about the Plan’s provisions.  Borders Group, Inc. (the “Company”) is the Plan Sponsor. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated effective January 1, 2008, is a defined contribution plan covering substantially all employees of the Company who have six months and 500 hours of eligible service, as defined, and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Bank of America, N.A. is the trustee of the Plan.  The Company serves as the Plan Administrator. The Board of Directors has delegated certain administrative functions to the Borders Group, Inc. Savings Plan Committee.

Contributions

Each year, participants may elect to contribute to the Plan up to 50% in 1% increments of their annual compensation on a pre-tax and/or after-tax basis in any Plan year.  The total amount of their pre-tax and after-tax contributions cannot exceed 50% of their eligible compensation. For purposes of computing allowable participant contributions, participant compensation includes an employee's base salary or wages, bonus, commissions and overtime pay.  Contributions by or on behalf of highly compensated employees are limited by applicable discrimination rules.

The Company can provide for both matching and discretionary contributions.  Through June 30, 2008, company matching contributions were provided at a rate of 50% of the first 6% of compensation that a participant contributed to the Plan.

Effective July 1, 2008, the Company suspended its matching contributions to the Plan.  This decision was made in direct response to the then current business conditions. The Company reviews the matching of contributions periodically. During 2009 and 2010, the Company did not reinstate the matching of contributions.

Participants direct their elective contributions into various options offered by the Plan.

Participant Accounts

Each participant's account is created with the participant's contribution, matching and discretionary Company contributions, if any, and earnings/losses on the investments in

Borders Group, Inc. Savings Plan

Notes to Financial Statements

    which the participant's account is invested.  The
    benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested at all times in their participation contribution account balance and are vested in contributions from the Employer as follows: 50% after one year of service, 75% after two years, and 100% after three years. Forfeitures are used first to restore account balances of reemployed participants pursuant to the Plan, second to reduce Company contributions pursuant to the Plan and third to pay Plan expenses. At December 31, 2010 and 2009, the Plan has $122,196 and $186,675, respectively in unclaimed distribution checks.

Effective July 15, 2008, the Company stock investment option was frozen. No future contributions or fund transfers into Borders stock are allowed.

Participant Loans

Participants may borrow an amount equal to the lesser of $50,000 or up to 50% of their account balance.  Loan repayments, including interest, are made through payroll deductions.  The range of interest rates in effect for all outstanding loans at December 31, 2010 was 4.25% to 10.50%.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Loan balances of terminated employees that are not repaid by the last day of the calendar quarter that begins after the employee’s termination date are treated as distributions.

Payment of Benefits

Upon termination of service, attainment of age 59-1/2, death or any other distributive event as defined in the Plan document, participants or their beneficiaries may elect to receive either a lump-sum amount equal to the value of their account balances or fixed periodic payments, subject to certain limitations.  Participants who leave the Company may allow their balances to remain in the Plan if their account balance is greater than $5,000.

Administrative Expenses

Certain administrative expenses are paid by the Plan. Remaining administrative expenses, such as accounting, trustee and legal fees, are paid by the Company. Participants in the Plan do not pay a specific per participant charge for administrative fees.

Borders Group, Inc. Savings Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Borders Group, Inc. Savings Plan

Notes to Financial Statements

New Accounting Pronouncements

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

3.	Fair Value Measurements

ASC 820, “Fair Value Measurements and Disclosures,” establishes a framework that provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy under ASC 820 was established to distinguish between those inputs that are observable and unobservable.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Borders Group, Inc. Savings Plan

Notes to Financial Statements

Level 1 - Unadjusted quoted prices in an active market for identical assets or liabilities. The mutual funds included in the Plan are considered Level 1 as these prices are observable in the open stock market. Therefore, the Company has selected use of the market approach.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability.  The common/collective trusts in the Plan are considered Level 2 as these prices are not actively traded on the open stock market.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurements. As of December 31, 2010 and 2009 the Plan had no level 3 assets.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Money Market	$18,611,860	$-	$-	$18,611,860
Mutual Funds
U.S. Equity	60,303,826			60,303,826
International Equity	14,426,073			14,426,073
Common/Collective Trusts (a)	-	12,417,004	-	12,417,004
Common Stock	124,157	-	-	124,157
Total assets at fair value	$93,465,916	$12,417,004	$-	$105,882,920

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Money Market	$21,807,495	$-	$-	$21,807,495
Mutual Funds
U.S. Equity	59,404,833			59,404,833
International Equity	13,861,308			13,861,308
Common/Collective Trusts (a)	-	14,217,183	-	14,217,183
Common Stock	203,108	-	-	203,108
Total assets at fair value	$95,276,744	$14,217,183	$-	$109,493,927

Borders Group, Inc. Savings Plan

Notes to Financial Statements

(a) This category includes common/collection trust funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4.   Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2010	2009

Davis New York Venture CL Y	$17,971,547	$18,808,596
FFI Premier Institutional Fund	17,541,490	21,807,495
PIMCO Total Return Portfolio Institutional	12,185,399	12,716,609
Merrill Lynch Equity Index Trust XIII	9,936,235	10,512,522
Harbor International Fund	7,846,620	6,455,675
American Growth Fund of America R	7,780,362	8,399,554
Invesco International Growth Institutional	6,579,452	-
Goldman Sachs Mid Cap Value Institutional	6,448,971	-
AIM International Growth Institutional	-	7,405,632

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$8,183,416
Common stock	(23,744)
Common/collective trust funds	1,415,650
Net realized and unrealized appreciation in fair value	$9,575,322

5.       Plan Termination

The Company has reserved the right to terminate the Plan or to permanently discontinue making contributions to the Plan by resolution of its Board of Directors.

More than 20% of the Plan's participants were terminated due to downsizing efforts made by the Company in 2009 and 2010.  This resulted in a partial termination of the Plan, and all affected participants that were terminated in 2009 and 2010 became fully vested in their benefits regardless of whether they met the vesting requirements of the Plan.

Borders Group, Inc. Savings Plan

Notes to Financial Statements

6.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.       Related Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, Bank of America, N.A. The investments in mutual funds managed by Bank of America, N.A. and the investment in Company stock qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8.	Tax Status of Plan

The Plan  received a determination letter from the Internal Revenue Service (IRS) dated June 25, 2010, stating that the Plan is qualified under Section 401 (a) of the Internal Revenue Code (the “Code”) and the related trust is exempt from taxation, subject to the execution of an amendment within the time prescribed by the Code.  The relevant amendment was executed on December 15, 2010.

The Plan is required to operate in conformity with the Code to maintain its qualification.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.       Subsequent Events

On February 16, 2011 (the “Petition Date”), Borders Group, Inc., Borders, Inc. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The cases (the “Chapter 11 Cases”) are being jointly administered as Case No. 11-10614(MG) under the

Borders Group, Inc. Savings Plan

Notes to Financial Statements

caption “In re Borders Group, Inc., et al.” The Debtors continue to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11 and orders of the Bankruptcy Court.

The resolution of the Company’s bankruptcy filing may result in the Plan being terminated.  If the Plan is terminated, all participants would be required to rollover their account balance to another qualified plan, IRA, or take a lump sum distribution.

Borders Group, Inc. Savings Plan
Schedule of Assets (Held at End of Year)

EIN # 38-3294588                                                                                                              Schedule H, Line4i
Plan # 001
December 31, 2010
	Identity of issuer, borrower, lessor, or similar party and description of investment, including maturity date, rate of interest, collateral, par or maturity value	Shares		Current Value
*	Retirement Bank Account	1,070,370.4800	Shares	$1,070,370
*	FFI Premier Institutional Fund	17,541,489.8710	Shares	17,541,490
*	Borders Group Inc	137,921.3785	Shares	124,157
*	Merrill Lynch Equity Index Trust Tier 13	879,312.8413	Shares	9,936,235
	Northern Trust Collective Aggregate Bond Index Fund (Tier M)	4,271.3402	Shares	1,826,903
*	Merrill Lynch Extended Market Index Trust Tier V	6,656.7539	Shares	80,214
*	ML International Index Trust Tier II	32,083.4339	Shares	573,652
	Pimco Total Return Fund (Class I Shares)	1,123,078.2451	Shares	12,185,399
	Prudential Jennison Mid Cap Growth Fund (Class Z Shares)	73,023.7898	Shares	2,070,955
	Pimco Low Duration Fund (Institutional Class)	3,217.4781	Shares	33,430
	Pimco Real Return Fund (Institutional Class Shares)	30,461.0749	Shares	346,038
	Goldman Sachs Mid Cap value Institution Fund	178,394.7665	Shares	6,448,971
	American Funds Growth Fund of America (Class R5 Shares)	256,017.1759	Shares	7,780,362
	Invesco International Growth Fund (Institutional Class)	235,822.6599	Shares	6,579,452
	Invesco Van Kampen Small Cap Value Fund (Class I Shares)	249,086.7286	Shares	4,535,869
	Invesco Van Kampen Growth and Income Fund (Class Y Shares)	275,701.3210	Shares	5,301,736
	Harbor International Fund (Administrative Class Shares)	130,429.1953	Shares	7,846,620
	JP Morgan Small Cap Growth Fund (Class I Shares)	307,586.3786	Shares	3,629,519
	Davis New York Venture Fund (Class Y Shares)	518,061.3100	Shares	17,971,547
*	Loans to Participants	4.25% - 10.50%	Interest rate	1,778,979
				$107,661,898
*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed by the undersigned thereunto duly authorized.

Date:  July 14, 2011                                                                                  Borders Group, Inc. Savings Plan
(Name of the Plan)

By:  SAVINGS PLAN COMMITTEE

/s/ Glen Tomaszewski
Glen Tomaszewski
Vice President, Chief Accounting Officer and Controller and
Member of the Savings Plan Committee

DESCRIPTION OF EXHIBITS

Exhibits:
23	Consent of Independent Registered Public Accounting Firm.